SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 12, 2007               By:  /s/ Victor DiTommaso___________________

                                                                Victor DiTommaso, Vice President Finance

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
	$	$	$	$
Sales (i)	201,875	187,109	186,835	187,370
Cost of sales	171,083	158,742	159,370	164,604
Gross profit	30,792	28,367	27,465	22,766

Selling, general and administrative expenses (i)	17,508	16,676	18,321	18,729
Stock-based compensation expense	505	533	454	454
Research and development	1,002	1,161	1,025	1,406
Financial expenses:
Accelerated amortization of debt issue expenses	1,451
Other	6,397	5,892	6,294	5,871
Manufacturing facility closures, strategic alternatives and other charges	1,329	4,415	2,369	10,095
Impairment of goodwill
	28,192	28,677	28,463	36,555

Earnings (loss) before income taxes	2,600	(310)	(998)	(13,789)
Income taxes (recovery)	1,628	7,768	(428)	1,399
Net earnings (loss)	972	(8,078)	(570)	(15,188)

Earnings (loss) per share
Cdn GAAP – Basic	0.02	(0.20)	(0.01)	(0.37)
Cdn GAAP - Diluted	0.02	(0.20)	(0.01)	(0.37)
US GAAP – Basic	0.02	(0.20)	(0.01)	(0.37)
US GAAP – Diluted	0.02	(0.20)	(0.01)	(0.37)

Weighted average number of common shares outstanding
Cdn GAAP – Basic	40,986,940	40,986,940	40,986,940	40,986,057
Cdn GAAP – Diluted	40,986,940	40,986,940	40,986,940	40,986,057
US GAAP – Basic	40,986,940	40,986,940	40,986,940	40,986,057
US GAAP – Diluted	40,986,940	40,986,940	40,986,940	40,986,057

	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
	$	$	$	$
Sales (i)	195,120	217,687	212,108	215,112
Cost of sales	169,433	182,534	178,122	176,927
Gross profit	25,687	35,153	33,986	38,185

Selling, general and administrative Expenses (i)	21,399	21,525	23,250	22,507
Stock-based compensation expense	453	590	525	488
Research and development	1,523	1,662	1,680	1,257
Financial expenses:
Accelerated amortization of debt issue expenses
Other	6,762	6,396	6,717	6,655
Manufacturing facility closures, strategic alternatives and other charges	16,037	32,423	17,502	(760)
Impairment of goodwill	120,000
	166,174	62,596	49,674	30,147

Earnings (loss) before income taxes	(140,487)	(27,443)	(15,688)	8,038
Income taxes (recovery)	(17,154)	(9,260)	(5,699)	(1,689)
Net earnings (loss)	(123,333)	(18,183)	(9,989)	9,727

Earnings (loss) per share
Cdn GAAP – Basic	(3.01)	(0.44)	(0.24)	0.24
Cdn GAAP – Diluted	(3.01)	(0.44)	(0.24)	0.24
US GAAP – Basic	(3.01)	(0.44)	(0.24)	0.24
US GAAP – Diluted	(3.01)	(0.44)	(0.24)	0.24

Weighted average number of common shares outstanding
Cdn GAAP – Basic	40,986,057	40,985,440	40,964,630	41,039,278
Cdn GAAP – Diluted	40,986,057	40,985,440	40,964,630	41,157,568
US GAAP – Basic	40,986,057	40,985,440	40,964,630	41,039,278
US GAAP – Diluted	40,986,057	40,985,440	40,964,630	41,157,568

(i) Sales and selling, general and administrative expenses have been reclassified as a result of the Company adopting EIC Abstract No.156 during the year ended December 31, 2006.

November 12, 2007

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the three months and nine months ended September 30, 2007.  Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

On September 17, 2007, Intertape Polymer Group Inc. (the “Company” or “IPG”) completed a shareholder rights offering providing the Company with approximately $60.9 million in additional equity funding, net of related expenses of approximately $1.8 million.  The proceeds included commitments from several major shareholders, directors and senior officers, including one former senior officer.  A total of $16.3 million of these commitments was received in early October and is reflected on the September 30, 2007 consolidated balance sheet as share subscriptions receivables.  The Company used the proceeds from the rights offering to reduce its Term Loan B bank debt by $60.0 million, of which, $45.0 million was paid before September 30, 2007 and $15.0 million was paid in the first week of October.  The Company recorded a non-cash charge of approximately $1.5 million in the third quarter of 2007, representing the accelerated amortization of a portion of the deferred debt issue expenses relating to the debt retired with the proceeds of the rights offering and the reduction in the Company’s Revolving Credit Facility.

In addition to the reductions in the Company’s long-term debt, the Company also reduced its outstanding draws under its Revolving Credit Facility (the “Facility”) from $5.0 million as at June 30, 2007 to $0.1 million as at September 30, 2007.  The Company’s Facility allows it to borrow up to $60.0 million, subject to certain financial covenant restrictions. The Company’s Facility expires in July 2009 and the Company believes that based on its current financial position and projected forecasts, it will be able to replace the Facility under terms that will continue to provide the Company with adequate liquidity.

On August 8, 2007, the Company successfully amended its credit facilities to accommodate the costs of the strategic alternatives process, which totaled approximately $6.2 million since October 2006.  The Company paid a fee to its lenders of approximately $2.3 million that will be amortized over the remaining term of the related credit facilities.  The amendment resulted in a 150 basis point increase in the loan premium owed under both the Company’s Term Loan B and its Facility.  The future impact of the increased loan premium is mitigated in part by the $60.0 million repayment on the Term Loan B as well as recent downward movements in LIBOR interest rates. Additionally, the amendment reduces the Company’s maximum Facility drawings from $75.0 million to $60.0 million.

Sales for the three months ended September 30, 2007 were $201.9 million as compared to $195.1 million for the three months ended September 30, 2006. Sales for the nine months ended September 30, 2007 were $575.8 million compared to $624.9 million for the same period in 2006.  Net earnings for the three months ended September 30, 2007 were $1.0 million, as compared to a net loss of $123.3 million for the same period in 2006.  Net loss for the nine months ended September 30, 2007 totaled $7.7 million compared to a net loss of $151.5 million for the same period in 2006.

The three months ended September 30, 2007 represents the third consecutive quarter of improvement in the Company’s business.  The adjusted EBITDA for the third quarter of 2007 was $20.6 million, the highest level of adjusted EBITDA since the fourth quarter of 2005.  The adjusted EBITDA margin (Adjusted EBITDA divided by sales) for the third quarter of 2007 was 10.2% compared to 9.8% for the second quarter of 2007 and 6.0% for the third quarter of 2006.  A recap of recent EBITDA and Adjusted EBITDA performance is as follows:

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
For the three months ended,	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006
	$	$	$	$	$	$
Net earnings (loss) – as reported	1.0	(8.1)	(0.6)	(15.2)	(123.3)	(18.2)
Add back (deduct): Financial expenses, net of amortization	5.9	5.5	6.0	5.5	6.5	6.0
Income taxes (recovery)	1.6	7.8	(0.4)	1.4	(17.2)	(9.3)
Depreciation and amortization	10.8	8.8	9.0	9.4	9.7	8.6
EBITDA	19.3	14.0	14.0	1.1	(124.3)	(12.9)
Manufacturing facility closures, strategic alternatives and other charges	1.3	4.4	2.4	10.1	16.0	32.4

Impairment of goodwill					120.0
Adjusted EBITDA	20.6	18.4	16.4	11.2	11.7	19.5
Adjusted EBITDA margin	10.2%	9.8%	8.8%	6.0%	6.0%	10.0%

The 2007 third quarter adjusted EBITDA performance also reflects a 12.0% improvement over the adjusted EBITDA of $18.4 million reported in the second quarter of 2007 and a 25.6% improvement over the adjusted EBITDA of $16.4 million reported for the first quarter of 2007.  During the third quarter of 2007, the Company was successful in settling a dispute with a customer which resulted in a total decrease of $1.3 million in the allowance for doubtful accounts and provisions for customer rebates.

The Company defines EBITDA as net earnings (loss) before (i) income taxes; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation. Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, strategic alternatives and other charges.  The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by GAAP in Canada or the United States and, therefore, other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.  The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of IPG’s performance between the periods presented.  A reconciliation of the Company’s adjusted EBITDA to net earnings is included herein.

During the third quarter of 2007, IPG recorded manufacturing facility closures, strategic alternatives and other charges of $1.3 million, substantially all of which related to the recently concluded strategic alternatives process.

During the third quarter of 2006, IPG recorded manufacturing facility closures, strategic alternatives and other charges of $16.0 million.  Included in the $16.0 million is $10.3 million of costs related to the plant closure in Brighton, Colorado.  In addition to the $10.3 million in manufacturing facility closures, the Company also recorded $5.7 million in other charges in the quarter ended September 30, 2006 related to certain cost reduction initiatives and the impairment of certain manufacturing equipment.

As at September 30, 2006, the Company conducted a review for possible impairment of goodwill.  As a result of the review, the Company recorded an impairment of goodwill in the amount of $120.0 million.   The Company conducted a review for possible impairment of goodwill at December 31, 2006 and concluded that no additional impairment was required.   The Company’s next review for possible impairment of goodwill will be as at December 31, 2007.

Except as discussed under the captions “Sales” and “Gross Profit and Gross Margin” below, economic and industrial factors during the first nine months of 2007 were substantially unchanged from December 31, 2006.

RESULTS OF OPERATIONS

SALES

IPG experienced an increase in sales after four consecutive quarters of declining sales.  One of the mandates of the Board of Directors is to restore customer confidence and regain lost sales.

Sales for the third quarter of 2007 were $201.9 million, an improvement of 7.9% over sales for the second quarter of 2007 of $187.1 million. This increase includes a 3.6% increase in sales volume with the balance of the increase being attributable to selling price increases and product mix.  Sales for the third quarter of 2007 increased 3.5% from the third quarter of 2006 sales of $195.1 million.  This increase includes a 1.8% increase in sales volume with the balance of the increase being attributable to selling price increases and product mix.

Sales for the first nine months of 2007 were $575.8 million compared to $624.9 million for the same period in 2006, a decrease of 7.9%.  This decrease includes a 7.1% decline in sales volume with the balance of the decline attributable to selling price decreases.  The sales volume decline for the first nine months of 2007 compared to the first nine months of 2006 is due to a decline in commercial activity within key markets of the Company’s engineered coated products, including the residential construction market, a decline in the sale of North American tape products and consumer customer account rationalization.   Sales in the second half of 2006 were also adversely impacted by the uncertainties surrounding the Company’s CEO retirement and the subsequent announcement of the strategic alternatives process.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the third quarter of 2007 totaled $30.8 million at a gross margin of 15.3%, as compared to gross profit of $25.7 million for the third quarter of 2006 at a gross margin of 13.2%.  The margin improvement in 2007 compared to 2006 is due to improved year over year sales volumes and lower manufacturing expenses.  Gross margins for the third quarter of 2007 were substantially unchanged from second quarter of 2007 gross margins of 15.2%.

The gross profit and gross margin for the first nine months of 2007 were $86.6 million and 15.0% respectively, compared to $94.8 million and 15.2% for the first nine months of 2006.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $17.5 million for the third quarter of 2007 (8.7% of sales), compared to $21.4 million for the third quarter of 2006 (11.0% of sales).  The SG&A expenses for the nine months ended September 30, 2007 were $52.5 million (9.1% of sales) compared to $66.2 million (10.6% of sales) for the same period in 2006.  The decrease in SG&A for the third quarter of 2007 compared to the third quarter of 2006 is a result of the cost reduction initiatives the Company began in the second half of 2006.  The SG&A expenses for the first nine months of 2007 were approximately $13.7 million lower than the first nine months of 2006 due to these same cost reduction initiatives.

Included in SG&A expenses are the costs the Company incurred as a consequence of being a public company.   These costs totaled $0.5 million and $1.7 million for the three and nine months ended September 30, 2007 respectively, compared to $0.9 million and $2.7 million for the three and nine months ended September 30, 2006. The lower public company costs in 2007 compared to 2006 is due to the high initial cost in 2006 of complying with Section 404 of the Sarbanes-Oxley Act of 2002, which requires, among others, the certification of internal controls over financial reporting.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense (“SBC”) for the third quarter of 2007 was $0.5 million compared to $0.5 million in the third quarter of 2006.  For the first nine months of 2007, SBC was $1.5 million compared to $1.6 million for the comparable period in 2006.

OPERATING PROFIT

Operating profit is a non-GAAP financial measure that the Company is including because its management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. Presented below is a table reconciling this non-GAAP financial measure with the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A expenses and SBC.

Operating Profit Reconciliation to Gross Profit (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2007	2006	2007	2006
	$	$	$	$
Gross Profit	30.8	25.7	86.6	94.8
Less: SG&A Expense	17.5	21.4	52.5	66.2
Less: SBC	0.5	0.5	1.5	1.6
Operating Profit	12.8	3.8	32.6	27.0

Operating profit was $12.8 million for the third quarter of 2007, compared to $3.8 million for the third quarter of 2006. Higher gross profits in 2007 and lower SG&A expenses contributed to the improvement.  Operating profit for the nine months ended September 30, 2007 totaled $32.6 million compared to $27.0 million for the nine months ended September 30, 2006.  The increase in operating profits for the first nine months of 2007 compared to the first nine months of 2006 is due to the decreased SG&A expenses in the first three quarters of 2007 compared to 2006.

By substantially reducing costs, the Company has improved operating profits during recent quarters, approaching levels achieved in early 2006, as demonstrated by the following recap of operating profit for the trailing six quarters:

Operating Profit Reconciliation (in millions of US dollars)
For the three months ended,	Sept 30, 2007	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006
	$	$	$	$	$	$
Gross Profit	30.8	28.4	27.5	22.8	25.7	35.2
Less: SG&A Expense	17.5	16.7	18.3	18.7	21.4	21.5
Less: SBC	.5	0.5	0.5	0.5	0.5	0.6
Operating Profit	12.8	11.2	8.7	3.6	3.8	13.1
Operating Profit Margin	6.3%	6.0%	4.7%	1.9%	1.9%	6.0%

FINANCIAL EXPENSES

Financial expenses for the third quarter of 2007 were $7.8 million compared to $6.8 million in the third quarter of 2006, a 16.1% increase.  Financial expenses for the first nine months of 2007 were $20.0 million compared to $19.9 million for the same period in 2006, an increase of 0.8%.  The increase in financial expenses in the third quarter of 2007 compared to the same period in 2006 is due to the accelerated amortization of deferred debt issue expenses as a result of the repayment of $60.0 million in Term Loan B bank debt and the reduction in the Revolving Credit Facility from a maximum borrowing of $75.0 million to a maximum borrowing of $60.0 million.  Except for the accelerated amortization, financial expenses for the nine months ended September decreased compared to the same period in 2006 due to (i) higher interest income earned in the first quarter of 2007, prior to the March 30, 2007 $15.6 million principal repayment of the Company’s long-term debt, (ii) lower interest expense in the second and third quarters of 2007 due to the reduced debt level of the Company, (iii) foreign exchange gains throughout the first nine months of 2007 due to the stronger Canadian dollar relative to the US dollar and, (iv) increased non-operating income including supplier prompt pay discounts.

EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes; (ii) financial expenses, net of amortization; (iii) amortization of other intangibles and capitalized software costs; and (iv) depreciation.  Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, strategic alternatives and other charges.  The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by GAAP in Canada or the United States and, therefore, other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do.

EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net earnings (loss) as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of IPG’s performance between periods presented. In addition, the Company’s debt covenants contained in the loan agreement with its lenders require that certain debt to Adjusted EBITDA ratios be maintained, thus EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Nine months
For the periods ended September 30,	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss) – as reported	1.0	(123.3)	(7.7)	(151.5)
Add back (deduct): Financial expenses, net of amortization	5.9	6.5	17.4	18.9
Income taxes (recovery)	1.6	(17.2)	8.9	(32.1)
Depreciation and amortization	10.8	9.7	28.6	27.2
EBITDA	19.3	(124.3)	47.2	(137.5)
Manufacturing facility closures, strategic alternatives and other charges	1.3	16.0	8.1	66.0
Impairment of goodwill		120.0		120.0
Adjusted EBITDA	20.6	11.7	55.3	48.5

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world.  As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings.  The Company’s effective income tax rate is also influenced by tax planning strategies that the Company previously implemented.  The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements.

For the nine months ended September 30, 2007, the Company recorded income tax expense of approximately $9.0 million. Due to continuing softness in some of the key markets served by the Company’s engineered coated products, the Company expects that certain Canadian net operating losses scheduled to expire in 2008 will likely not be utilized.  Consequently, the Company recorded a $6.3 million increase in its income tax asset valuation allowance in the second quarter, thereby reducing the value of its future income tax assets.  The Company also incurred substantial nondeductible expenses for tax purposes associated with the strategic alternatives process.  The Company’s estimated effective income tax rate for the nine months ended September 30, 2006 was approximately 17.5%.

NET EARNINGS

Net earnings for the third quarter of 2007 was $1.0 million or $0.02 per share, both basic and diluted, compared to a net loss of $123.3 million or $3.01 per share, both basic and diluted, for the third quarter of 2006.  Net loss for the nine months ended September 30, 2007 totaled $7.7 million or $0.19 per share, both basic and diluted, compared to a net loss of $151.5 million or $3.70 per share, both basic and diluted for the same period in 2006.

Excluding accelerated amortization of debt issue expenses, manufacturing facility closures, strategic alternatives and other charges and impairment of goodwill (all net of related taxes) adjusted net earnings for the three months ended September 30, 2007 resulted in a profit of $2.7 million or $0.07 per share, both basic and diluted and a loss of $0.7 million or $0.02 per share, both basic and diluted, for the nine months ended September 30, 2007.

Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closures costs each period.  Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers.  A reconciliation of the Company’s adjusted net earnings to net earnings is set out in the table below:

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars, except per share amounts)
	Three months		Nine months
For the periods ended September 30,	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss) – as reported	1.0	(123.3)	(7.7)	(151.5)
Add back: Accelerated amortization of debt issue expenses (net of tax)	0.9		0.9
Manufacturing facility closures, strategic alternatives and other charges (net of tax)	0.8	10.5	6.1	42.8
Impairment of goodwill (net of tax)		110.3		110.3
Adjusted Net earnings (loss)	2.7	(2.5)	(0.7)	1.6
Earnings (loss) per share:
Basic – as reported	0.02	(3.01)	(0.19)	(3.70)
Basic – adjusted	0.07	(0.06)	(0.02)	0.04
Diluted – as reported	0.02	(3.01)	(0.19)	(3.70)
Diluted – adjusted	0.07	(0.06)	(0.02)	0.04

COMPREHENSIVE INCOME

Comprehensive income is comprised of net earnings and other comprehensive income.  For the three and nine months ended September 30, 2007, comprehensive income was $11.0 million and $18.6 million, respectively, compared to a loss for the three and nine months ended September 30, 2006 of $122.8 million and $142.4 million, respectively. Comprehensive income for the three and nine months ended September 30, 2007 includes $11.0 million and $27.0 million respectively, of change in accumulated currency translation adjustments.  The favorable change in accumulated currency translation adjustments is attributable to the strengthening of the Canadian dollar relative to the US dollar in 2007, particularly in the second and third quarters.

FINANCIAL POSITION

Trade receivables increased $15.7 million between December 31, 2006 and September 30, 2007.  The increase is primarily due to the higher level of sales for the month of September 2007 compared to the month of December 2006.  Inventories increased by $13.9 million between December 31, 2006 and September 30, 2007.  All classes of inventory increased from year-end with the most significant increase being in finished goods inventories.  The increases also include the impact of higher raw material costs, principally resins since December 31, 2006.  Current liabilities, excluding current installments on long-term debt, increased by $18.5 million between December 31, 2006 and September 30, 2007, all attributable to increases in accounts payable and accrued liabilities.  The increase in accounts payable and accrued liabilities is due to the increased inventory investment described above and the normal recurring accruals.

The Company’s capital expenditures for the first nine months of 2007 totaled $12.5 million compared to $20.7 million for the first nine months of 2006.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements except for the interest rate swap contracts and letters of credit issued and outstanding, which is discussed in the section entitled “Bank Indebtedness and Credit Facilities”.

RELATED PARTY TRANSACTIONS

During the third quarter of 2007, the Company entered into three advisory services agreements, two with affiliates of two current members of the Board of Directors and one with an affiliate of a former senior officer of the Company.  The advisory services include business planning and corporate finance activities. The agreements are effective through December 31, 2009 but each can be unilaterally terminated by the affiliates of the Board members and the former senior officer, respectively, with 30 days written notice.  The agreements provide for aggregate monthly compensation beginning January 2008 in the amount of $175,000 per month for a minimum of at least three months.  Thereafter, the Company has a firm financial commitment relating to the services of two of the three affiliates totaling $125,000 per month through December 31, 2009.  The Company has the option to continue the services of the other affiliate on a month-to-month basis at a monthly compensation of $25,000.

In addition to the monthly advisory services described above, the agreements provided for a fee to each of the affiliates in connection with the Company’s recently concluded shareholder rights offering.  The aggregate fee paid to the affiliates in connection with the rights offering was $1,050,000 and has been recorded in the Company’s third quarter 2007 consolidated financial statements as a reduction in the net proceeds raised from the rights offering.

The advisory services agreements provide for a performance fee payable July 1, 2010 based on the difference between the then-market price of the Company’s common stock listed on the Toronto Stock Exchange and the Canadian rights offering price of Cdn$3.61 per share multiplied by 2.2 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $14.4 million for the third quarter of 2007 compared to $1.0 million for the third quarter of 2006. Changes in non-cash working capital items used $6.8 million in cash flows for the three months ended September 30, 2007 compared to providing $16.7 million in cash flows during the same three-month period in 2006.

The increase in the Company’s cash flow from operating activities before changes in non-cash working capital items in the third quarter of 2007 compared to the third quarter of 2006 results from the underlying improvement in the Company’s profitability and the cash requirements of manufacturing facility closure, restructuring and other charges in the third quarter of 2006 of approximately $3.7 million.  The use of cash flows arising from changes in non-cash working capital items in the third quarter of 2007 was principally due to increased trade accounts receivable resulting from the increased sales levels for the quarter as compared to the second quarter of 2007. The cash flows from changes in non-cash working capital items in the third quarter of 2006 primarily resulted from a $19.1 million decrease in the Company’s trade receivables levels between June 30, 2006 and September 30, 2006.  This decrease was the result of improved collections of past due accounts and shortening of payment terms for a substantial portion of the Company’s customers.

Cash from operations before changes in non-cash working capital items was $30.0 million for the nine months ended September 30, 2007 and $11.3 million for the nine months ended September 30, 2006.  Changes in non-cash working capital items used $8.3 million in cash flows for the nine months ended September 30, 2007 compared to providing $26.7 million in cash during the same nine-month period in 2006.   The changes in non-cash working capital for the nine months ended September 30, 2007 related to the increased trade receivables, higher inventory levels compared to December 31, 2006 and related increases in accounts payable and accrued liabilities. In 2006, the changes in non-cash working capital items for the nine month period ended September 30 were principally impacted by declines in trade receivables as discussed above and the reduction in other assets and receivables attributable to the collection of insurance proceeds.

Cash flows used in investing activities were $3.6 million in the third quarter of 2007 and $13.6 million for the nine months ended September 30, 2007.  This compares to $9.8 million and $26.2 million, respectively, in cash flows used in investing activities in the third quarter of 2006 and the nine months ended September 30, 2006.  The decrease in cash flows used in investing activities for the three and nine-month periods in 2007 compared to the corresponding periods in 2006 was due to the lower levels of capital expenditures for property, plant and equipment in 2007 and the 2006 costs incurred by the Company in anticipation of the sale of its combined coated products operations and flexible intermediate bulk container business through an initial public offering, which was not consummated.

The Company decreased total indebtedness during the three months ended September 30, 2007 by $51.2 million compared to decreasing total indebtedness by $0.6 million during the three months ended September 30, 2006.

Total indebtedness decreased during the nine months ended September 30, 2007 by $63.6 million and decreased by $7.1 million during the nine months ended September 30, 2006.  The shareholder rights offering provided additional equity capital of $45.9 million during the third quarter of 2007 and the Company used the proceeds to repay $45.0 million of its Term Loan B bank debt.  The remaining balance of the share subscription receivable from the rights offering was received in early October and was used to further reduce the Term Loan B bank debt. The balance of the decrease in indebtedness in 2007 and 2006 was the result of management of working capital thereby providing additional cash to reduce debt.

The Company’s cash liquidity is influenced by several factors, the most significant of which is the Company’s level of inventory investment. The Company periodically increases its inventory levels when business conditions suggest that it is in the Company’s best interest to do so, such as buying opportunities to mitigate the impact of rising raw material costs.  In late September 2007, the Company did pre-buy limited quantities of raw material inventories.  The Company believes that it has the ability to generate sufficient working capital, both long and short term, to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a US$52.0 million five-year Revolving Credit Facility available in US dollars and a US$8.0 million five-year Revolving Credit Facility available in Canadian dollars.  At September 30, 2007, the Company had borrowed $3.1 million under its US$52.0 million Revolving Credit Facility, including $3.0 million in letters of credit.  At December 31, 2006, $2.5 million had been borrowed under the Revolving Credit Facilities all of which was outstanding letters of credit.  As at September 30, 2007, the Company had access to its entire $60.0 million Revolving Credit Facility.  When added with the cash on-hand and cash equivalents, the Company’s cash and credit availability totaled $63.0 million at September 30, 2007 compared to $41.3 million at December 31, 2006.

The Company amended its credit facilities on August 8, 2007, which resulted in a 150 basis point increase in the loan premium owed under both the Company’s Term Loan B and its Revolving Credit Facility and reduced the Company’s maximum Revolving Credit Facility from $75.0 million to $60.0 million.

CONTRACTUAL OBLIGATIONS

At September 30, 2007, except for the three related party advisory service agreements and the amendment to the credit facilities entered into during the third quarter of 2007, there were no material changes in the contractual obligations of the Company as set forth in the Company’s 2006 Annual Report that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at September 30, 2007 there were 40,986,940 common shares of the Company outstanding.  Additionally, the Company will be issuing 17,969,408 common shares during the fourth quarter in connection with the recently- completed shareholder rights offering.

During the first nine months of 2006, employees exercised 29,366 stock options with an aggregate exercise price of $136,155.  No stock options were exercised during the first nine months of 2007.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations.  Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserves for slow moving and unmarketable inventories, income taxes, impairment of long-lived assets and goodwill based on currently available information.  Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations, financial position and cash flows for the year ended December 31, 2006 can be found in the Company’s 2006 Annual Report and have not materially changed since that date.

CHANGE IN ACCOUNTING POLICIES

On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the CICA Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments– Recognition and Measurement”, and 3865, “Hedges”.

Section 1530 describes how to report and disclose comprehensive income and its components.  Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances from sources other than the company’s shareholders.  It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale items and the unrealized gains or losses on hedging items.

Section 3855 describes the standards for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.  This section requires that i) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, ii) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

Section 3865 describes when and how hedge accounting may be applied.  Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between the changes in the fair value of a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statements of earnings.  It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period.

Note 2 to the interim consolidated financial statements, included hereafter, provides a description and impact on the interim consolidated financial statements resulting from the changes in accounting policies discussed herein.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recently completed quarters can be found at the beginning of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Executive Director and the Vice President, Finance that, among other things, report on the design and effectiveness of disclosure controls and procedures and design of internal control over financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with Canadian GAAP in its financial statements.  The Executive Director and the Vice President, Finance of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. No such changes were identified through their evaluation.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  Forward-looking statements include, but are not limited to, statements regarding the Company’s cost savings from its consolidation efforts, projected sales and earnings, the success of new products, the Company’s product mix, and future financing plans.

Forward-looking statements can be identified in some cases by terms such as “may”, “should”, “could”, “intends”, “anticipates”, “potential”, and similar expressions intended to identify forward-looking statements.  These statements, which reflect management’s current views regarding future events, are based on assumptions and subject to risks and uncertainties.

Factors that could cause actual results to differ from the forward-looking statements include, but are not limited to restrictions and limitations placed on the Company by its debt instruments, inflation and general economic conditions, changes in the level of demand for the Company’s products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, international risks including exchange rate fluctuations, trade disruptions, and political instability in foreign markets in which the Company operates or acquires raw materials, and the availability and price of raw materials, and other matters as contained in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission.

This Quarterly Report contains certain non-GAAP financial measures as defined under SEC rules, including operating profit, EBITDA, adjusted EBITDA, and adjusted net earnings.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosure, provide a meaningful presentation of the Company’s results from its core business operations, excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.

As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company’s SEC filings.  These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements.  The Company undertakes no duty to update its forward-looking statements, including its sales and earnings outlook, other than as required under applicable law.

Intertape Polymer Group Inc.
Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months		Nine months
	2007	2006	2007	2006
	$	$	$	$

Sales	201,875	195,120	575,818	624,915
Cost of sales	171,083	169,433	489,195	530,089
Gross profit	30,792	25,687	86,623	94,826

Selling, general and administrative expenses	17,508	21,399	52,505	66,174
Stock-based compensation expense	505	453	1,491	1,568
Research and development expenses	1,002	1,523	3,188	4,865
Financial expenses (Note 5):
Accelerated amortization of debt issue expenses	1,451		1,451
Other	6,397	6,762	18,583	19,875
Manufacturing facility closures, strategic alternatives and other charges	1,329	16,037	8,114	65,962
Impairment of goodwill		120,000		120,000
	28,192	166,174	85,332	278,444
Earnings (loss) before income taxes (recovery)	2,600	(140,487)	1,291	(183,618)
Income taxes (recovery)	1,628	(17,154)	8,967	(32,113)
Net earnings (loss)	972	(123,333)	(7,676)	(151,505)

Earnings (loss) per share
Basic	0.02	(3.01)	(0.19)	(3.70)

Diluted	0.02	(3.01)	(0.19)	(3.70)

Consolidated Retained Earnings (Deficit)

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2007	2006	2007	2006
	$	$	$	$
Balance, beginning of period	(67,737)	78,989	(59,532)	107,161
Adjustment to beginning balance as a result of changes in accounting policies (Note 2)			443

	(67,737)	78,989	(59,089)	107,161
Net earnings (loss)	972	(123,333)	(7,676)	(151,505)
Balance, end of period	(66,765)	(44,344)	(66,765)	(44,344)

The accompanying notes are an integral part of the consolidated financial statements and Note 5 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Statement of Comprehensive Income

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2007	2006	2007	2006
	$	$	$	$
Net earnings (loss)	972	(123,333)	(7,676)	(151,505)
Other comprehensive income:
Change in fair value of interest rate swap agreements (net of income tax recovery of $534 for the three months ended September 30, 2007 and $400 for the nine months ended September 30, 2007)	(910)		(680)
Change in accumulated currency translation adjustments	10,952	531	26,954	9,151
Other comprehensive income for the period	10,042	531	26,274	9,151
Comprehensive income (loss) for the period	11,014	(122,802)	18,598	(142,354)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	September 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,080	17,299
Trade receivables, net of allowance for doubtful accounts of $6,239 ($6,457 in December 2006)	112,877	97,199
Share subscriptions receivable (Note 8)	16,273
Other receivables	2,096	1,900
Inventories	89,264	75,379
Parts and supplies	13,126	12,090
Prepaid expenses	3,809	3,912
Future income taxes	13,689	13,689
	257,214	221,468
Property, plant and equipment	320,485	322,867
Other assets	23,911	26,901
Future income taxes	53,864	57,404
Goodwill	69,288	63,746
	724,762	692,386
LIABILITIES
Current liabilities
Bank indebtedness	53
Accounts payable and accrued liabilities	99,995	81,467
Installments on long-term debt	18,894	19,743
	118,942	101,210
Long-term debt	240,786	310,734
Pension and post-retirement benefits	8,417	6,724
	368,145	418,668
SHAREHOLDERS’ EQUITY
Capital stock	348,262	287,323
Contributed surplus	11,567	9,786
Deficit	(66,765)	(59,532)
Accumulated other comprehensive income (Note 9)	63,553	36,141
	(3,212)	(23,391)
	356,617	273,718
	724,762	692,386

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Nine months
	2007	2006	2007	2006
OPERATING ACTIVITIES	$	$	$	$
Net earnings (loss)	972	(123,333)	(7,676)	(151,505)
Non-cash items
Depreciation and amortization	9,060	9,716	26,310	27,199
Amortization of debt issue expenses	1,772		2,249
Impairment of goodwill		120,000		120,000
Loss (gain) on disposal of property, plant and equipment	(45)	771	107	936
Other non-cash charges in connection with facility closures, strategic alternatives and other charges	1,373	12,348	1,373	48,012
Future income taxes	1,275	(17,833)	7,978	(33,303)
Stock-based compensation expense	504	453	1,491	1,568
Pension and post-retirement benefits funding in excess of amounts expensed	(524)	(1,098)	(1,852)	(1,572)
Cash flows from operations before changes in non-cash working capital items	14,387	1,024	29,980	11,335
Changes in non-cash working capital items
Trade receivables	(4,737)	19,144	(12,191)	18,548
Other receivables	(535)	1,564	(28)	7,028
Inventories	(382)	(1,897)	(9,784)	3,623
Parts and supplies	(87)	(227)	(660)	(674)
Prepaid expenses	(106)	466	214	3,554
Accounts payable and accrued liabilities	(906)	(2,327)	14,133	(5,371)
	(6,753)	16,723	(8,316)	26,708
Cash flows from operating activities	7,634	17,747	21,664	38,043
INVESTING ACTIVITIES
Property, plant and equipment	(3,530)	(6,727)	(12,467)	(20,738)
Proceeds on sale of property, plant and equipment	81	477	957	2,563
Other assets	(183)	(3,504)	(1,833)	(7,517)
Goodwill		(15)	(300)	(469)
Cash flows from investing activities	(3,632)	(9,769)	(13,643)	(26,161)
FINANCING ACTIVITIES
Net change in bank indebtedness	(4,947)		53	(5,000)
Repayment of long-term debt	(46,210)	(556)	(63,861)	(2,095)
Long-term debt	7		194
Deferred financing fees	(2,302)		(2,302)
Issue of common shares		6		136
Proceeds from shareholders’ rights offering	45,878		45,878
Cash flows from financing activities	(7,574)	(550)	(20,038)	(6,959)
Net increase (decrease) in cash	(3,572)	7,428	(12,017)	4,923
Effect of currency translation adjustments	298	70	798	460

Cash and cash equivalents, beginning of period	9,354	8,019	17,299	10,134
Cash and cash equivalents, end of period	6,080	15,517	6,080	15,517

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.
Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (“IPG” or the “Company”) financial position as at September 30, 2007 as well as its results of operations and its cash flows for the three and nine months ended September 30, 2007 and 2006.

Certain amounts have been reclassified from prior year to conform to the current year presentation.

These unaudited interim consolidated financial statements and notes thereto should be read in conjunction with IPG’s 2006 annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements except as described in Note 2.

NOTE 2.
Changes in Accounting Policies

On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the CICA Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments– Recognition and Measurement”, and 3865, “Hedges”.

Section 1530, requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders.

Section 3855, describes the standards for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount. Depending on their balance sheet classification, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on financial instrument classification, related gains and losses on financial instruments are recognized in net income or other comprehensive income. The Company has made the following classification:

• Cash and cash equivalents are classified as “Assets held for trading.” They are measured at fair value and the gains or losses resulting from their subsequent measurements at the end of each period are recognized in net earnings.

• Trade receivables and other receivables, excluding income and other taxes, are classified as “Loans and receivables.” They are recorded at cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of trade receivables are recorded at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts. Subsequent measurements of other receivables are recorded at amortized cost using the effective interest method.

• Bank indebtedness and accounts payable and accrued liabilities are classified as “Other financial liabilities.” They are initially measured at fair value and the gains and losses resulting from their subsequent measurement, at the end of each period, are recognized in net earnings.

• Long-term debt is classified as “Other financial liabilities”.  It is measured at amortized cost, which is the amount on initial recognition plus the accumulated amortization of the related debt issue expenses incurred at the time the long-term debt was issued.  The amount upon initial recognition corresponds to the notional amount of the long-term debt less the related debt issue expenses.  Previously, the long-term debt was measured at cost and the debt issue expenses were included in the Company’s consolidated balance sheet under the caption “Other assets” and were amortized on a straight-line basis over the term of the related long-term debt.

Section 3865, describes when and how hedge accounting may be applied. The adoption of hedge accounting is optional. It offers entities the possibility of applying different reporting options than those set out in Section 3855, to qualifying transactions that they elect to designate as hedges for accounting purposes. The Company elected to apply hedge accounting for its interest rate swap agreements. These derivatives are measured at fair value at the end of each period and the gains or losses resulting from subsequent measurements are recognized in other comprehensive income when the hedge relationship is deemed effective. Any ineffective portion is recognized in net earnings.

The adoption of these new standards translated into the following changes as at January 1, 2007: a $1.1 million increase in accumulated other comprehensive income, a $1.8 million increase in derivative financial instruments reported within other assets, a $0.9 million decrease in future income tax assets, a $0.7 million decrease in long-term debt and a $0.4 million decrease in Deficit. The adoption of this new standard has no impact on the Company’s cash flows. For the three and nine months ended September 30, 2007, the Company recognized an unrealized loss of $0.9 million and $0.7 million net of $0.5 million and $0.4 million in related income taxes recovery, respectively, under other comprehensive income representing the effective portion of the change in fair value of the interest rate swap agreements.

NOTE 3.
Accounting for Compensation Programs

As at September 30, 2006, the Company had a stock-based compensation plan, which is described in the Company’s 2005 Annual Report. To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods.  For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings (loss) per share as if the fair value based method of accounting had been applied. The stock options granted during the year ended December 31, 2002 were fully vested as at December 31, 2006. Accordingly, there is no further pro forma impact on net earnings (loss) for periods subsequent to December 31, 2006.

Accordingly, the Company’s net earnings (loss) and basic and diluted earnings (loss) per share for the three and nine month periods ended September 30, 2006 would have been decreased (increased) to the pro forma amounts indicated in the following table:

In thousands of US dollars (Except per share amounts)
	Three months	Nine months
Periods ended September 30,	2006	2006
	$	$
Net loss – as reported	(123,333)	(151,505)
Add: Stock-based employee compensation expense included in reported net loss (a)	453	3,094
Deduct: Total stock-based employee compensation expense determined under fair value based method	(469)	(3,332)
Pro forma net loss	(123,349)	(151,743)
Loss per share:
Basic – as reported	(3.01)	(3.70)
Basic – pro forma	(3.01)	(3.70)
Diluted – as reported	(3.01)	(3.70)
Diluted – pro forma	(3.01)	(3.70)

(a)

Includes $1.5 million for the three and nine months ended September 30, 2006 included on the Consolidated Statement of Earnings in other charges.

NOTE 4.
Pension and Post-Retirement Benefit Plans

In thousands of US dollars
	Three months	Nine months

Periods ended September 30,	2007	2006	2007	2006
	$	$	$	$
Net periodic benefit cost for defined benefit pension plans	776	551	1,879	2,013

NOTE 5.
Information Included in the Interim Consolidated Statements of Earnings

In thousands of US dollars
	Three months		Nine months
Periods ended September 30,	2007	2006	2007	2006
	$	$	$	$
Financial expenses
Interest on long-term debt	6,758	6,625	19,553	19,275
Interest on credit facilities	107	108	184	704
Other	1,133	338	747	710
Interest capitalized to property, plant & equipment	(150)	(309)	(450)	(814)
	7,848	6,762	20,034	19,875
Depreciation of property, plant and equipment	8,817	9,316	25,781	26,079
Amortization of other deferred charges	43	60	220	100
Amortization of debt issue expenses included in other financial expenses above	200	340	309	1,020
Amortization of debt issue expenses included in interest on long-term debt above	1,772		2,249
Foreign exchange gain (loss)	471	(11)	1,012	(396)

NOTE 6.
Manufacturing Facility Closures, Strategic Alternatives and Other Charges

Nine months ended September 30, 2007

In the first quarter of 2007, the Company recorded manufacturing facility closures, strategic alternatives and other charges totaling $2.4 million including approximately $1.4 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006. During the first quarter of 2007, the Company incurred approximately $0.9 million in costs supporting its strategic alternatives process and $0.1 million in costs associated with the November 2006 closure of the Brighton manufacturing facility.

During the second quarter of 2007, the Company incurred approximately $4.4 million in manufacturing facility closure, strategic alternatives and other charges, the majority of which related to the strategic alternatives process.

During the third quarter of 2007, the Company incurred approximately $1.3 million in manufacturing facility closure, strategic alternatives and other charges, primarily related to the accelerated recognition of the balance of the former interim CEO’s pension and stock-based compensation expense.

Nine months ended September 30, 2006

The Company incurred manufacturing facility closures costs associated with the closures of the Piedras Negras, Mexico and Brighton, Colorado facilities totaling $10.4 million and $29.6 million during the three months and nine months ended September 30, 2006, respectively. The non-cash portions of these costs were $10.3 million and $27.8 million during the three months and nine months ended September 30, 2006, respectively.

Melbourne F. Yull, founder, CEO and Chairman of the Board of Directors of the Company retired at the Company’s annual shareholders’ meeting on June 14, 2006. In connection with Mr. Yull’s retirement, the Company recorded a charge of $0.4 million and $9.8 million for the three months and nine months ended September 30, 2007, respectively. These include approximately $5.5 million in cash consideration, $1.5 million in stock-based compensation expense, $2.4 million relating to the recognition of the balance of Mr. Yull’s pension and $0.5 million in miscellaneous retirement expenses.

On May 24, 2006 the Company announced that it had deferred a decision to sell a portion of its combined coated products operation and flexible intermediate bulk container business through an initial public offering using a Canadian income trust. Accordingly, the Company recorded a charge of $3.9 million for the nine months ended September 30, 2006 representing the write-off of the estimated fees and expenses incurred in connection with the deferred sale. Such fees and expenses were previously recorded in other assets on the Company’s balance sheet and are as such considered to be non-cash charges.

•

The Company made staffing reductions and exited an aircraft operating lease. Total expenses of $2.1 million and $7.6 million were recorded in the three months and nine months ended September 30, 2006, respectively, as restructuring and other charges relating to the staffing reductions and the termination of the aircraft lease. The lease termination was completed on October 27, 2006.

•

In an effort to improve customer service levels and reduce related service costs, the Company changed the manner in which it handles packaging, sales and delivery of products to retail customers in its consumer business and accordingly, closed its repackaging facility in Gretna, Virginia.  Charges of $1.3 million and $3.1 million were recorded in the three months and nine months ended September 30, 2006, respectively, and are reflected in the restructuring and other charges.  The non-cash portions of these totaled $1.0 million and $2.8 million for the three months and nine months ended September 30, 2006, respectively.

•

For the nine months ended September 30, 2006 the Company recorded charges of $4.9 million related to the write-off of certain manufacturing equipment in connection with the retirement of redundant capacity primarily related to the production of carton sealing tape.  The excess capacity resulted from improved manufacturing efficiencies achieved through plant consolidations, ongoing productivity improvements and the implementation of an improved sourcing strategy.

•

In June and July 2006, the Company successfully sold two previously closed facilities in Edmunston, New Brunswick and Green Bay, Wisconsin.  The Company realized total net cash proceeds of approximately $2.6 million and recorded a loss of approximately $0.9 million which is included in the restructuring and other charges for the nine months ended September 30, 2006.

On June 30, 2006, the Company amended its credit facilities to accommodate many of the restructuring and one-time charges discussed above. The fee paid to the Company’s lenders of approximately $0.4 million for the nine months ended September 30, 2006 has been included in the other charges. The Company also reassessed the recoverability of certain legal costs incurred in defense of a lawsuit alleging trademark infringement and has concluded that not all of the costs remain recoverable. Accordingly, the Company included the write-off of approximately $1.9 million for the nine months ended September 30, 2006 in legal costs related to this ongoing litigation in other charges.

Included in the restructuring and other charges for the third quarter of 2006 is a fixed asset impairment charge of $2.8 million related to equipment located in existing manufacturing facilities.

The following table summarizes the significant charges described above that are included in the Company’s consolidated statement of earnings for the nine months ended September 30, 2007 under the caption “Manufacturing facility closures, strategic alternatives and other charges.”

In thousands of US dollars	Manufacturing Facility Closures
For the nine months ended

September 30, 2007	Severance and other labor related costs	Site restoration	Other	Restructuring	Other Charges	Total
	$	$	$	$	$	$
Balance as at January 1, 2007 included in accounts payable and accrued liabilities	1,499	2,394		3,162	335	7,390
Brighton, Colorado facility closure			(4)			(4)
Staffing reductions				1,327		1,327
Strategic alternatives process					6,791	6,791
			(4)	1,327	6,791	8,114
Cash payments	218	970	(4)	2,954	7,126	11,264
Balance as at September 30, 2007 included in accounts payable and accrued liabilities	1,281	1,424		1,535		4,240

NOTE 7.
Income Taxes

In thousands of US dollars
	Three months		Nine months
Periods ended September 30,	2007	2006	2007	2006
	$	$	$	$
Current	353	679	989	1,190
Future – valuation allowance adjustment			6,300
Future - other	1,275	(17,833)	1,678	(33,303)

	1,628	(17,154)	8,967	(32,113)

The Company recorded a $6.3 million increase in its income tax asset valuation allowance in the second quarter of 2007. The increase in the valuation allowance is based on the Company’s expectation that certain Canadian net operating losses scheduled to expire in 2008 will likely not be utilized. The Company’s expectations are based on continuing softness in some of the key markets served by the Company’s engineered coated products.

NOTE 8.
Capital Stock

On September 17, 2007, the Company completed a shareholders’ rights offering. The rights offering granted the shareholders the right to subscribe to one common share of the company for each 1.6 rights held. The offering raised $60,939,000 net of related expenses of $1,813,000. The proceeds included commitments from several major shareholders, directors and senior officers, including one former senior officer. A total of $16,273,000 of these commitments was received in early October and is reflected on the September 30, 2007 consolidated balance sheet as share subscriptions receivable. The Company will be issuing 17,969,408 common shares during the fourth quarter in connection with the offering.

At a special meeting of the shareholders on September 5, 2007, the shareholders approved an amendment to the Company’s Executive Stock Option Plan setting the maximum number of common shares options that may be issued at 10% of the issued and outstanding common shares of the Company.

In September 2007, the Board of Directors authorized the granting of 1,651,184 stock options to directors, officers and employees of the Company effective as of the closing of the rights offering on September 17, 2007. The option exercise price for U.S. residents is $3.44 per share and for Canadian residents is Cdn $3.61 per share.

During the nine months ended September 30, 2007, there were no stock options exercised. Previously issued stock options for 199,000 common shares issued to former Directors of the Company expired unexercised during the third quarter of 2007.

During the nine months ended September 30, 2006, 29,366 shares with an aggregate exercise price of $136,155 were issued to employees who exercised stock options.

The Company’s shares outstanding as at September 30, 2007, December 31, 2006 and September 30, 2006 were 40,986,940, 40,986,940 and 40,986,940 respectively.

Weighted average number of common shares outstanding:

	Three months		Nine months
For periods ended September 30,	2007	2006	2007	2006
CDN GAAP – Basic	40,986,940	40,986,057	40,986,940	40,978,709
CDN GAAP – Diluted	40,986,940	40,986,057	40,986,940	40,978,709
U.S. GAAP – Basic	40,986,940	40,986,057	40,986,940	40,978,709
U.S. GAAP – Diluted	40,986,940	40,986,057	40,986,940	40,978,709

The Company did not declare or pay dividends during the nine months ended September 30, 2007 or the nine months ended September 30, 2006.

Contributed Surplus

During the three months and nine months ended September 30, 2007, the contributed surplus increased by $0.8 million and $1.8 million respectively, corresponding to the stock-based compensation expense for the periods.

NOTE 9.
Accumulated Other Comprehensive Income

(In thousands of US dollars)
	Three months		Nine Months
For periods ended September 30,	2007	2006	2007	2006
	$	$	$	$
Balance, beginning of period	53,511	42,450	36,141	33,830
Cumulative impact of accounting changes relating to financial instruments (Note 2)			1,138
Adjusted balance, beginning of period	53,511	42,450	37,279	33,830
Other comprehensive income for the period	10,042	531	26,274	9,151

Balance, end of period	63,553	42,981	63,553	42,981

The 2006 balance corresponds to the reclassification of the accumulated currency translation adjustments to the accumulated other comprehensive income.

The components of other comprehensive income are as follows:

As at	September 30, 2007	December 31, 2006
	$	$
Accumulated currency translation adjustment	63,095	36,141
Fair value of interest rate swap agreements	458

Accumulated other comprehensive income	63,553	36,141

NOTE 10.
Related Party Transactions

During the third quarter of 2007, the Company entered into three advisory services agreements, two with affiliates of two current members of the Board of Directors and one with an affiliate of a former senior officer of the Company.  The advisory services include business planning and corporate finance activities. The agreements are effective through December 31, 2009 but each can be unilaterally terminated by the affiliates of the Board members and the former senior officer, respectively, with 30 days written notice.  The agreements provide for aggregate monthly compensation beginning January 2008 in the amount of $175,000 per month for a minimum of at least three months.  Thereafter, the Company has a firm financial commitment relating to the services of two of the three affiliates totaling $125,000 per month through December 31, 2009.  The Company has the option to continue the services of the other affiliate on a month-to-month basis at a monthly compensation of $25,000.

In addition to the monthly advisory services described above, the agreements provided for a fee to each of the affiliates in connection with the Company’s recently concluded shareholder rights offering.  The aggregate fee paid to the affiliates in connection with the rights offering was $1,050,000 and has been recorded in the Company’s third quarter 2007 consolidated financial statements as a reduction in the net proceeds raised from the rights offering.

The advisory services agreements provide for a performance fee payable July 1, 2010 based on the difference between the then-market price of the Company’s common stock listed on the Toronto Stock Exchange and the Canadian rights offering price of Cdn$3.61 per share multiplied by 2.2 million.

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Form 52-109F2 – Certification of Interim Filings

I, Melbourne F. Yull, Executive Director of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATED the 12th day of November, 2007.

By:

(signed)  Melbourne F. Yull
Executive Director

Form 52-109F2 – Certification of Interim Filings

I, Victor DiTommaso, Vice President Finance and Treasurer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATED the 12th day of November, 2007.

By:

(signed)  Victor DiTommaso
Vice President Finance and Treasurer

Endnotes